May 17, 2019

Via EDGAR and E-MAIL

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Christopher Dunham, Staff Attorney

Re:	Request for Acceleration of Effectiveness

Jefferies Financial Group Inc.

Registration Statement on Form S-4

File No. 333-231306

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Jefferies Financial Group Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-231306, as amended, be accelerated by the Commission so that it may become effective at 4:00 P.M. Eastern Time on Monday, May 20, 2019 or as soon thereafter as practicable.

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Please contact Matthew J. Gilroy of Weil, Gotshal & Manges LLP at (212) 310-8961 or by email at matthew.gilroy@weil.com with any questions you may have. In addition, please notify Mr. Gilroy when this request for acceleration has been granted.

Very truly yours,

/s/ Michael J. Sharp
Michael J. Sharp
Executive Vice President and General Counsel
Jefferies Financial Group Inc.

cc: Howard Chatzinoff
(Weil, Gotshal & Manges LLP)

John D. Tishler
Robert L. Wernli Jr.

(Sheppard, Mullin, Richter & Hampton LLP)